FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated: June 27, 2005

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C. V6C 3P1

Tel: (604) 277-1752     Fax: (604) 687-4212

News Release

Monday, June 27, 2005, Vancouver, B.C.                                                                             Symbol “AKV”: TSX Venture Exchange

                                                                                                                                                                                SEC Form 20F Registration CIK: 1194506

ACREX SELLS RAGLAN PROPERTY TO RESOLVE VENTURES INC.

Acrex Ventures Ltd. (the “Company”) has agreed with Resolve Ventures Inc. (“Resolve”) that Resolve will purchase from the Company a 100% interest in 150 mineral claims owned by the Company and known as the Raglan Property. The Raglan Property consists of approximately 15,350 contiguous acres located in the Ungava area of the Province of Quebec.

The consideration for the sale of the Raglan Property will be the issuance of 500,000 shares of Resolve to the Company together with a cash payment of $65,000. The Company will retain a three percent (3%) net smelter return royalty on any mineral production from the Property. Resolve has the option to purchase up to two and one-half percent (2 1/2%) of the royalty for a price of $500,000 for each one-half percent (½%)royalty purchased.

The Company had previously granted to Resolve an option to purchase up to a seventy percent (70%) interest in the Property. The new agreement cancelled that option.

The agreement with Resolve is subject to final documentation being settled and signed - and to it being accepted for filing by the TSX Venture Exchange.

Investor Relations -     Tel:604-277-1752        e-mail: info@acrexventures.com

                                        Fax: 604-687-4212         website: www.acrexventures.com

ACREX VENTURES LTD.

“T.J. Malcolm Powell”

Per:

     T.J. Malcolm Powell President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release